

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

Gerald Proehl
President and Chief Executive Officer
Dermata Therapeutics, Inc.
3525 Del Mar Heights Rd., #322
San Diego, CA 92130

Re: Dermata Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 7, 2021
CIK No. 0001853816

Dear Mr. Proehl:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on May 7, 2021

Business
Intellectual Property Portfolio
Patent Portfolio
DMT310, page 105

1. We note your disclosure that patents related to DMT310 are expected to expire between 2022 and 2023. Please revise to state whether such expiry is expected to have a material effect on your business, including any impact on future operations and the financial position of the company.

You may contact Tracy Houser at 202-551-3736 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven Skolnick, Esq.